Raphael Pharmaceutical Inc.

4 Lui Paster

Tel Aviv-Jaffa, Israel 6803605

July 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Abby Adams and Suzanne Hayes

Re:	Raphael Pharmaceutical Inc. Registration Statement on Form 10-12G Filed May 14, 2021 File No. 000-53002

Dear Messrs. Adams and Hayes,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Raphael Pharmaceutical Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-53002), filed by the Company on May 14, 2021, as amended (the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on July 13, 2021 (60 days after the initial filing of the Form 10 Registration Statement). The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

If you have any questions or require additional information, please call our attorneys, Assaf Ariely (212) 660-5020 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

Raphael Pharmaceutical Inc.

By:	/s/ Shlomo Pilo
Chief Executive Officer

cc:	Tracie Mariner
Jeanne Baker